

Mail Stop 3561

October 5, 2009

Via International Mail

Larysa Dekhtyaruk
Chief Executive Officer
Loran Connection Corp.
190 Dzerjinskogo St., Ovidiopol,
Odesska obl., 67801,
Ukraine

> **Re:** **Loran Connection Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 21, 2009**
> **File No. 333-159517**

Dear Ms. Dekhtyaruk:

We have reviewed your responses to the comments in our letter dated August 11, 2009 and have the following additional comments.

General

1. Due to the duration of time since your last amendment, your plan of operation and financing projections as disclosed appear out of date. Please revise throughout to update the status of your plans, including the use of recent expenditures, and any shifts in timing and funding projections due to the delay.

Summary, page 3

2. We note your responses to prior comments 1 and 2 and your disclosure that you will need additional funding to operate for the next six months. On page 5, however, you state that you will be able to operate for one year without additional funding. Please revise to reconcile this apparent inconsistency or to clarify any change in projections so that the disclosure will be accurate at the time of effectiveness.

Summary Financial Information, page 5

3. We note the parenthetical disclosure in your summary income statement which says that the interim period through June 30, 2009 has been audited; however, the auditors report shows that your financials were audited through the end of your most recent fiscal year, March 31, 2009. Please revise to correct the disclosure in the summary income statement.

Description of Securities, page 15

4. Please update your number of holders as of a more recent practicable date.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matthew Spitzer at (202) 551-3227 or me at (202) 551-3750 with any questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Faiyaz Dean, Esq.
        Via facsimile: (206) 493-2777